Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2017 [3]	2018	2017 [3]	2018
(in millions EUR, except per share data)

Net system sales	1,954.9	2,424.3	6,373.7	8,259.1
Net service and field option sales	605.5	718.2	2,679.1	2,684.9
Total net sales	2,560.4	3,142.5	9,052.8	10,944.0

Total cost of sales	(1,404.3)	(1,749.6)	(4,976.1)	(5,914.8)
Gross profit	1,156.1	1,392.9	4,076.7	5,029.2

Other income	24.0	—	95.8	—
Research and development costs	(317.4)	(442.4)	(1,259.7)	(1,575.9)
Selling, general and administrative costs	(112.7)	(134.6)	(416.6)	(488.0)
Income from operations	750.0	815.9	2,496.2	2,965.3

Interest and other, net	(12.9)	(7.5)	(50.3)	(28.3)
Income before income taxes	737.1	808.4	2,445.9	2,937.0

Provision for income taxes	(77.4)	(40.1)	(310.7)	(351.6)
Income after income taxes	659.7	768.3	2,135.2	2,585.4

Profit (loss) related to equity method investments	(16.7)	19.2	(16.7)	6.2
Net income	643.0	787.5	2,118.5	2,591.6

Basic net income per ordinary share	1.50	1.87	4.93	6.10
Diluted net income per ordinary share [4]	1.49	1.86	4.91	6.08

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	428.4	422.2	429.8	424.9
Diluted [4]	430.3	423.6	431.6	426.4

ASML - Ratios and Other Data 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2017 [3]	2018	2017 [3]	2018
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	45.2%	44.3%	45.0%	46.0%
Income from operations as a percentage of net sales	29.3%	26.0%	27.6%	27.1%
Net income as a percentage of net sales	25.1%	25.1%	23.4%	23.7%
Income taxes as a percentage of income before income taxes	10.5%	5.0%	12.7%	12.0%
Shareholders’ equity as a percentage of total assets	58.7%	57.8%	58.7%	57.8%
Sales of lithography systems (in units) [5]	57	64	198	224
Value of booked systems (EUR millions) [6]	2,935	1,587	9,358	8,181
Net bookings lithography systems (in units) [5]	75	53	255	241
Number of payroll employees in FTEs	16,219	20,044	16,219	20,044
Number of temporary employees in FTEs	2,997	3,203	2,997	3,203

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Dec 31,
	2017 [3]	2018
(in millions EUR)

ASSETS
Cash and cash equivalents	2,259.0	3,121.1
Short-term investments	1,029.3	913.3
Accounts receivable, net	1,772.3	1,498.2
Finance receivables, net	59.1	611.1
Current tax assets	61.6	79.7
Contract assets	—	95.9
Inventories, net	2,958.4	3,439.5
Other assets	867.3	772.6
Total current assets	9,007.0	10,531.4

Finance receivables, net	264.9	275.1
Deferred tax assets	31.7	236.3
Other assets	602.7	806.1
Equity method investments	982.2	915.8
Goodwill	4,541.1	4,541.1
Other intangible assets, net	1,166.0	1,104.0
Property, plant and equipment, net	1,600.8	1,589.5
Right-of-use assets	—	137.6
Total non-current assets	9,189.4	9,605.5

Total assets	18,196.4	20,136.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,341.9	3,791.9

Long-term debt	3,000.1	3,026.5
Deferred and other tax liabilities	327.9	251.2
Provisions	21.2	29.3
Contract liabilities	—	1,224.6
Accrued and other liabilities	829.1	172.4
Total non-current liabilities	4,178.3	4,704.0

Total liabilities	7,520.2	8,495.9

Total shareholders’ equity	10,676.2	11,641.0
Total liabilities and shareholders’ equity	18,196.4	20,136.9

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2017 [3]	2018	2017 [3]	2018
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	643.0	787.5	2,118.5	2,591.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	102.3	110.4	417.5	422.7
Impairment	1.2	9.6	9.0	15.4
Loss on disposal of property, plant and equipment	1.6	0.1	2.8	3.6
Share-based payments	14.7	8.3	53.1	46.3
Allowance for doubtful receivables	2.2	3.2	7.8	11.2
Allowance for obsolete inventory	18.9	72.0	120.1	218.2
Deferred income taxes	(15.9)	(236.9)	(7.6)	(238.5)
Equity method investments	36.4	64.6	36.4	61.6
Changes in assets and liabilities	252.0	827.6	(939.3)	(59.4)
Net cash provided by (used in) operating activities	1,056.4	1,646.4	1,818.3	3,072.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(148.3)	(190.1)	(338.9)	(574.0)
Purchase of intangible assets	(6.8)	(14.4)	(19.1)	(35.5)
Purchase of short-term investments	(679.3)	(519.5)	(1,129.3)	(918.1)
Maturity of short-term investments	250.0	350.4	1,250.0	1,034.1
Cash from (used for) derivative financial instruments	42.2	(9.3)	27.0	(2.4)
Loans issued and other investments	(0.6)	(0.1)	(0.6)	(1.0)
Repayment on loans	1.6	—	1.6	5.4
Acquisition of / Investment in equity method investments	(11.8)	—	(1,019.7)	—
Net cash provided by (used in) investing activities	(553.0)	(383.0)	(1,229.1)	(491.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(516.7)	(597.1)
Purchase of shares	(334.5)	(356.4)	(500.0)	(1,146.2)
Net proceeds from issuance of shares	13.0	4.4	50.6	21.8
Repayment of debt	(1.1)	(1.0)	(243.0)	(2.8)
Net cash provided by (used in) financing activities	(322.6)	(353.0)	(1,209.1)	(1,724.3)

Net cash flows	180.8	910.4	(619.8)	856.9

Effect of changes in exchange rates on cash	0.6	7.5	(28.1)	5.2
Net increase (decrease) in cash and cash equivalents	181.4	917.9	(647.9)	862.1

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Dec 31,	Apr 1,	July 1,	Sep 30,	Dec 31,
	2017 [3]	2018	2018	2018	2018
(in millions EUR, except per share data)

Net system sales	1,954.9	1,667.7	2,086.5	2,080.6	2,424.3
Net service and field option sales	605.5	617.3	653.9	695.5	718.2
Total net sales	2,560.4	2,285.0	2,740.4	2,776.1	3,142.5

Total cost of sales	(1,404.3)	(1,171.5)	(1,553.5)	(1,440.2)	(1,749.6)
Gross profit	1,156.1	1,113.5	1,186.9	1,335.9	1,392.9

Other income	24.0	—	—	—	—
Research and development costs	(317.4)	(357.1)	(380.1)	(396.3)	(442.4)
Selling, general and administrative costs	(112.7)	(114.2)	(117.4)	(121.8)	(134.6)
Income from operations	750.0	642.2	689.4	817.8	815.9

Interest and other, net	(12.9)	(10.5)	(2.2)	(8.1)	(7.5)
Income before income taxes	737.1	631.7	687.2	809.7	808.4

Provision for income taxes	(77.4)	(74.4)	(107.5)	(129.6)	(40.1)
Income after income taxes	659.7	557.3	579.7	680.1	768.3

Profit (loss) related to equity method investments	(16.7)	(17.6)	4.3	0.3	19.2
Net income	643.0	539.7	584.0	680.4	787.5

Basic net income per ordinary share	1.50	1.26	1.37	1.60	1.87
Diluted net income per ordinary share [4]	1.49	1.26	1.37	1.60	1.86

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	428.4	427.2	426.0	424.3	422.2
Diluted [4]	430.3	428.9	427.6	425.9	423.6

ASML - Quarterly Summary Ratios and other data 1,2

	Dec 31,	Apr 1,	July 1,	Sep 30,	Dec 31,
	2017 [3]	2018	2018	2018	2018
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	45.2%	48.7%	43.3%	48.1%	44.3%
Income from operations as a percentage of net sales	29.3%	28.1%	25.2%	29.5%	26.0%
Net income as a percentage of net sales	25.1%	23.6%	21.3%	24.5%	25.1%
Income taxes as a percentage of income before income taxes	10.5%	11.8%	15.6%	16.0%	5.0%
Shareholders’ equity as a percentage of total assets	58.7%	59.3%	57.8%	57.3%	57.8%
Sales of lithography systems (in units) [5]	57	49	58	53	64
Value of booked systems (EUR millions) [6]	2,935	2,442	1,952	2,200	1,587
Net bookings lithography systems (in units) [5]	75	62	59	67	53
Number of payroll employees in FTEs	16,219	16,994	17,994	19,041	20,044
Number of temporary employees in FTEs	2,997	3,271	3,407	3,378	3,203

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Apr 1,	July 1,	Sep 30,	Dec 31,
	2017 [3]	2018	2018	2018	2018
(in millions EUR)

ASSETS
Cash and cash equivalents	2,259.0	2,464.8	2,325.7	2,203.2	3,121.1
Short-term investments	1,029.3	729.3	654.3	744.3	913.3
Accounts receivable, net	1,772.3	1,603.4	1,138.9	1,679.1	1,498.2
Finance receivables, net	59.1	228.7	599.7	921.1	611.1
Current tax assets	61.6	312.5	292.8	193.4	79.7
Contract assets	—	11.5	284.7	116.7	95.9
Inventories, net	2,958.4	3,231.5	3,217.5	3,402.7	3,439.5
Other assets	867.3	631.0	700.6	652.6	772.6
Total current assets	9,007.0	9,212.7	9,214.2	9,913.1	10,531.4

Finance receivables, net	264.9	193.2	193.0	193.5	275.1
Deferred tax assets	31.7	90.7	97.5	109.5	236.3
Other assets	602.7	805.9	871.2	904.5	806.1
Equity method investments	982.2	970.5	979.5	985.2	915.8
Goodwill	4,541.1	4,541.2	4,541.2	4,541.2	4,541.1
Other intangible assets, net	1,166.0	1,146.5	1,130.2	1,108.7	1,104.0
Property, plant and equipment, net	1,600.8	1,559.5	1,584.6	1,572.4	1,589.5
Right-of-use assets	—	124.0	127.4	129.5	137.6
Total non-current assets	9,189.4	9,431.5	9,524.6	9,544.5	9,605.5

Total assets	18,196.4	18,644.2	18,738.8	19,457.6	20,136.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,341.9	3,132.2	3,380.8	3,546.1	3,791.9

Long-term debt	3,000.1	2,978.6	3,007.7	2,985.9	3,026.5
Deferred and other tax liabilities	327.9	354.7	390.9	363.1	251.2
Provisions	21.2	22.3	23.5	28.1	29.3
Contract liabilities	—	819.4	854.8	1,140.7	1,224.6
Accrued and other liabilities	829.1	275.3	258.9	239.7	172.4
Total non-current liabilities	4,178.3	4,450.3	4,535.8	4,757.5	4,704.0

Total liabilities	7,520.2	7,582.5	7,916.6	8,303.6	8,495.9

Total shareholders’ equity	10,676.2	11,061.7	10,822.2	11,154.0	11,641.0
Total liabilities and shareholders’ equity	18,196.4	18,644.2	18,738.8	19,457.6	20,136.9

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Dec 31,	Apr 1,	July 1,	Sep 30,	Dec 31,
	2017 [3]	2018	2018	2018	2018
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	643.0	539.7	584.0	680.4	787.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	102.3	102.6	99.7	110.0	110.4
Impairment	1.2	2.0	2.6	1.2	9.6
Loss on disposal of property, plant and equipment	1.6	0.4	3.0	0.1	0.1
Share-based payments	14.7	12.2	9.2	16.6	8.3
Allowance for doubtful receivables	2.2	2.4	2.9	2.7	3.2
Allowance for obsolete inventory	18.9	59.0	41.7	45.5	72.0
Deferred income taxes	(15.9)	8.6	30.0	(40.2)	(236.9)
Equity method investments	36.4	11.7	(8.9)	(5.8)	64.6
Changes in assets and liabilities	252.0	(553.5)	(9.7)	(323.8)	827.6
Net cash provided by (used in) operating activities	1,056.4	185.1	754.5	486.7	1,646.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(148.3)	(129.2)	(125.6)	(129.1)	(190.1)
Purchase of intangible assets	(6.8)	(6.1)	(9.8)	(5.2)	(14.4)
Purchase of short-term investments	(679.3)	(79.3)	(104.5)	(214.8)	(519.5)
Maturity of short-term investments	250.0	379.3	179.5	124.9	350.4
Cash from (used for) derivative financial instruments	42.2	23.6	3.5	(20.2)	(9.3)
Loans issued and other investments	(0.6)	(0.2)	(0.4)	(0.3)	(0.1)
Repayment on loans	1.6	—	—	5.4	—
Acquisition of / Investment in equity method investments	(11.8)	—	—	—	—
Net cash provided by (used in) investing activities	(553.0)	188.1	(57.3)	(239.3)	(383.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(597.1)	—	—
Purchase of shares	(334.5)	(166.9)	(252.9)	(370.0)	(356.4)
Net proceeds from issuance of shares	13.0	7.0	6.1	4.3	4.4
Repayment of debt	(1.1)	(0.3)	(1.3)	(0.2)	(1.0)
Net cash provided by (used in) financing activities	(322.6)	(160.2)	(845.2)	(365.9)	(353.0)

Net cash flows	180.8	213.0	(148.0)	(118.5)	910.4

Effect of changes in exchange rates on cash	0.6	(7.2)	8.9	(4.0)	7.5
Net increase (decrease) in cash and cash equivalents	181.4	205.8	(139.1)	(122.5)	917.9

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The comparative figures in the consolidated balance sheets, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and year ended, are presented without taking into account the new accounting standards ASC 606 "Revenue from Contracts with Customers" and ASC 842 "Leases".
For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our 2017 Integrated Report based on US GAAP which is available on www.asml.com and to the Notes to the Summary Consolidated Financial Statements. Further disclosures, as required under US GAAP in annual reports, are not included in the Summary Consolidated Financial Statements.
Revenue From Contracts With Customers
Impact Assessment
In March 2014, the FASB issued ASU No. 2014-9 "Revenue From Contracts With Customers". The standard is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
We have closely assessed the impact of adopting ASC 606 on our Consolidated Financial Statements by assessing all contracts that have an impact on net system sales and net service and field option sales over 2017 and 2016. We have finalized our assessment of all contracts based on which we have adopted ASC 606 "Revenue from Contracts with Customers" with a date of the initial application of January 1, 2018. We have selected full retrospective adoption and therefore have restated all years presented in our Consolidated Financial Statements upon adoption. As a result, we have changed our accounting policy for revenue recognition as detailed below.
The most significant changes in our accounting policy (compared to ASC 605 "Revenue Recognition") are:

•
A change from allocating the consideration of a contract to the elements of the contract using the relative selling price determined through vendor-specific objective evidence or the best estimate of selling price, to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with ASC 606.

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade or service period.
For 2016, our impact assessment shows:

•	An increase of Total net sales of EUR 80 million and an increase of Net income of EUR 86 million

•	Net contract liabilities of EUR 1,686 million[7]
For 2017, our impact assessment shows:

•	A decrease of Total net sales of EUR 90 million and a decrease of Net income of EUR 52 million

•	Net contract liabilities of EUR 1,882 million[7]
We applied ASC 606 for the years ended December 31, 2016 and 2017 retrospectively using the practical expedients in paragraph ASC 606-10-65-1(f), under which we:

•	Do not restate contracts that begin and are completed in the same annual or semi-annual reporting period;

•	Used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods;

•
Do not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application - i.e. January 1, 2018; and

•
Reflect the aggregate effect of all modifications that occurred before January 1, 2016 when identifying the performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations.

Applying these practical expedients does not have a significant impact on our adjusted annual financial results as the impact is limited to certain shifts of revenue recognition between periods due to not using the hindsight allowed by these practical expedients.
Accounting Policy
We measure revenue based on the consideration specified in the contracts with our customers, adjusted for any significant financing components, and excluding any tax amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a good or service to our customer. Taxes assessed by a governmental authority that are imposed on a specific revenue-producing transaction, that are collected by us from our customers, are excluded from revenue.
We bill our customers for, and recognize as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales. For certain contracts and constructive obligations resulting from these arrangements, for which a loss is evident, we recognize the anticipated loss to the extent the costs of completing these contracts and constructive obligations exceed the amount of the contract price. When we satisfy these obligations, we utilize the related liability.
We generate revenue from the sale of integrated patterning solutions for the semiconductor industry, which mainly consist of systems, system related options and upgrades, other holistic lithography solutions and customer services. The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (performance obligations), which mainly include the sale of our systems, system related options, installation, training and extended and enhanced (optic) warranty.
The main portion of our system sales results from volume purchase agreements, in which we offer customers discounts in the normal course of sales negotiations. As part of these volume purchases agreements, we may also offer free goods or services and credits that can be used towards future purchases. Occasionally, systems, with the related extended and enhanced (optic) warranties, installation and training services, are ordered individually. Our system sales agreements do not include a general right of return.
For bundled packages, we account for individual goods and services, including the free or discounted goods or services, separately if they are distinct - i.e. if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration paid for our performance obligations is typically fixed, unless specifically noted in the nature of the performance obligations. At times the total consideration of the contract can be dependent on the final volume of systems ordered by the customer. Payment is typically due 15-45 days after shipment or completion of the service unless described otherwise. The total consideration of the contract is allocated between all distinct performance obligations in the contract based on their stand-alone selling prices. The stand-alone selling prices are determined based on other stand-alone sales that are directly observable, when possible. However, for the majority of our performance obligations these are not available. If no directly observable evidence is available, the stand-alone selling price is estimated using the adjusted market assessment approach. These estimates are considered significant judgments.
Variable consideration is estimated at contract inception for each performance obligation, and subsequently updated each quarter, using either the expected value method or most likely amount method, whichever is determined to best predict the consideration to be collected from the customer. Variable consideration is only included in the transaction price if it is considered probable that a significant revenue reversal will not occur.
In certain scenarios when entering into a volume purchase agreement, free goods or services are provided directly or through a voucher that can be used on future contracts. Consideration from the contract will be allocated to these performance obligations and revenue recognized when control transfers based on the nature of the goods or service provided.
Options to buy goods or services in addition to the purchase commitment are assessed to determine if they provide a material right to the customer that they would not have received if they had not entered into this contract. Each option to buy additional goods or services provided at a discount from the stand-alone selling price is considered a material right. The discount offered from the stand-alone selling price will be allocated from the consideration of the other goods and services in the contract if it is determined the customer will exercise the option to buy, adjusted for the likelihood. Revenue will be recognized in line with the nature of the related goods or services. If it is subsequently determined the customer will not exercise the option to buy, or the option expires, revenue will be recognized.
Occasionally we may enter into a bill-and-hold transaction where we invoice a customer for a system that is ready for delivery but not shipped to the customer until a later date, based on customer’s request. Transfer of control is determined to have occurred only when there is a substantive reason for the arrangement, the system is separately identified as belonging to the customer, the good has been accepted by the customer and is ready for delivery, and we do not have the ability to direct the use of the system.

Goods or services	Nature, timing of satisfying the performance obligations, and significant payment terms

New systems (established technologies)
New systems sales include i-line, KrF, ArF, ArFi and EUV related systems, along with the related factory options ordered with the base system, as well as metrology and inspection systems. Prior to shipment, the majority of our systems undergo a Factory Acceptance Test (FAT) in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system meets its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped only after all contractual specifications are met or discrepancies from agreed upon specifications are waived and customer sign-off is received for delivery. Each system’s performance is re-tested through a Site Acceptance Test (SAT) after installation at the customer site. We have never failed to successfully complete installation of a system at a customer’s premises; therefore, acceptance at FAT is considered to be proven for established technologies with a history of successful customer acceptances at SAT (equal or better than FAT).

Transfer of control of a system undergoing FAT, and recognition of revenue related to this system, will occur upon delivery of the system, depending on the Incoterms.
Transfer of control of a system not undergoing a FAT, and recognition of revenue related to this system, will occur upon customer acceptance of the system at SAT.

Used systems
We have no significant repurchase commitments in our general sales terms and conditions, however from time to time we repurchase systems that we have manufactured and sold and, following refurbishment, will resell to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems that we can refurbish, resell, and install as part of our normal business operations.

Transfer of control of the systems, and related revenue recognition, will occur either upon delivery of the system to the carrier or upon arrival of the system to the customer’s loading dock, depending on the Incoterms and if a FAT was performed prior to shipment. If no FAT was performed, then transfer of control will be upon customer acceptance at SAT. If a FAT was performed, then transfer of control will be upon customer acceptance at FAT, refer to "New systems (established technologies)".

Field upgrades and options (system enhancements)
Field upgrades and options mainly relate to goods and services that are delivered for systems already installed in the customer factories. Certain upgrades require significant installation efforts, enhancing an asset the customer controls, therefore resulting in transfer of control over the period of installation, measured using the cost incurred method estimated using labor hours, as this best depicts the satisfaction of our obligation in transferring control. The options and other upgrades that do not require significant installation effort transfer control upon delivery, depending on the Incoterms.

As long as we are not able to make a reliable estimate of the total efforts needed to complete the upgrade, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or completion of the upgrade.

New product introduction
New product introductions are typically newly developed options to be used within our systems. Transfer of control and revenue recognition for new product introductions occurs upon customer acceptance (generally at SAT) except when there is an established history of successful installation and customer acceptance, in which case revenue will be recognized consistent with other systems and goods after transfer of control.

Installation
Installation is provided within the selling price of a system. Installation is considered to be distinct as it does not significantly modify the system being purchased and the customer or a third party could be capable of performing the installation themselves if desired. Transfer of control takes place over the period of installation from delivery through SAT, measured on a straight-line basis, as our performance is satisfied evenly over this period of time.

As long as we are not able to make a reliable estimate of the total efforts needed to complete the installation, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or installation completion.

Warranties
We provide standard warranty coverage on our systems for 12 months, providing labor and non-consumable parts necessary to repair our systems during these warranty periods. These standard warranties cannot be purchased and do not provide a service in addition to the general assurance the system will perform as promised. As a result, no revenue is allocated to these standard warranties.

Both the extended and enhanced (optic) warranties on our systems are accounted for as a separate performance obligation, with transfer of control taking place over the warranty period, measured on a straight-line basis, as this is a stand-ready obligation.

Time-based licenses and related service
Time-based licenses relate to software licenses and the related service which are sold for a period of time. The licenses and the related service are not considered to be individually distinct and the transfer of control takes place over the license term, measured on a straight-line basis, as our performance is satisfied evenly over this period of time. Payments are made in installments throughout the license term.

Application projects
Application projects are node transition and consulting projects which at times may be provided as free service within a volume purchase agreement. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of these kind of services.

As long as we are not able to make a reliable estimate of the total efforts needed to complete these kind of projects, we only recognize revenue to cover costs incurred. Margin will be realized at the earlier of us being able to make a reliable estimate or project completion.

Service contracts
Service contracts are entered into with our customers to support our systems used in their ongoing operations during the systems lifecycle, typically in the form of full-service agreements, limited manpower agreements, other labor agreements, parts availability or parts usage agreements. These services are typically for a specified period of time. Control transfers over this period of time, measured on a straight-line basis, as these are stand-ready obligations, with an exception for the labor hour pool service contracts for which we recognize revenue in line with invoicing, using the practical expedient in ASC 606-10-55-18. Invoicing is typically performed monthly or quarterly throughout the service period, typically payable within 15-45 days.

Billable parts and labor
Billable labor represents maintenance services to our systems installed in the customer’s factories while in operation, through purchase orders from our customer. Control over these services is transferred to the customer upon receipt of customer sign-off.

Billable parts represent spare parts including optical components relating to our systems installed in the customer’s factories while in operation, through purchase orders from our customer.
Billable parts can be:
• Sold as direct spare parts, for which control transfers upon the relevant Incoterms; or
• Sold as part of maintenance services, for which control transfer upon receipt of customer sign-off.

Field projects (relocations)
Field projects represent mainly relocation services. Measuring satisfaction of this performance obligation is performed through an input method based on the labor hours expended relative to the estimated total labor hours as this best depicts the transfer of control of our service.

OnPulse Maintenance
OnPulse maintenance services are provided over a specified period of time on our light source systems. Payment is determined by the amount of pulses counted from each light source system, which is variable. Invoicing is monthly based on the pulses counted. Revenue is recognized in line with invoicing using the practical expedient in ASC 606-10-55-18.

Leases
Impact Assessment
As of January 1, 2018, ASML has early adopted ASC 842 "Leases". We applied a modified retrospective adoption and therefore restated 2016 and 2017. The most significant changes in our accounting policy (compared to ASC 840 "Leases") are the recognition of right-of-use assets and lease liabilities for operating leases and the classification of leases from a lessor perspective.
As of December 31, 2016 and 2017, our impact resulting from operating leases is as follows:

•	We have recognized right-of-use assets and lease liabilities of EUR 131 million and EUR 114 million, respectively.

•	The short term portion of the lease liabilities of EUR 28 million and EUR 33 million, respectively, has been classified as accrued and other liabilities - current.

•	The long term portion of the lease liabilities of EUR 103 million and EUR 81 million, respectively, has been included in the accrued and other liabilities - non-current.
As of December 31, 2016 and 2017, we reclassified our non-current accounts receivable of EUR 32 million and EUR 106 million, respectively, from finance receivables to other assets - non-current in order to present our sales-type leases separate on our balance sheet within finance receivables.8
We elected the following practical expedients as a package and applied these consistently to all of our leases (including those for which we are a lessee or a lessor):

•	We did not reassess whether any expired or existing contracts are or contain leases.

•
We did not reassess the lease classification for any expired or existing leases (that is, all existing leases that were classified as operating leases in accordance with ASC 840 have been classified as operating leases, and all existing leases that were classified as capital leases in accordance with ASC 840 have been classified as finance leases).

•	We excluded initial direct costs for any existing leases.

Leases from a Lessee Perspective - Accounting Policy

We determine if an arrangement is a lease at inception. Determining whether a contract contains a lease requires judgment. In general, arrangements are considered to be a lease when all of the following apply:

•	It conveys the right to control the use of an identified asset for a period of time in exchange for consideration;

•	We have substantially all economic benefits from the use of the asset; and

•	We can direct the use of the identified asset.
Each lease arrangement we enter into is classified as either a finance lease or an operating lease, which is determined at lease commencement or at the modification of the lease arrangement and based upon the terms of each lease.
Lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The right-of-use asset includes all lease payments made and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.
For operating leases the lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. For finance leases each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Consolidated Statements of Operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The finance lease asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. For certain equipment and for leased warehouses we account for the lease and non-lease components separately. For warehouse leases the allocation of the consideration between lease and non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. Additionally, for car leases, we apply a portfolio approach to effectively account for the operating lease right-of-use assets and liabilities.
Operating leases are included in right-of-use assets and in accrued and other liabilities. Finance leases are included in property, plant and equipment and long-term debt.
Leases from a Lessor Perspective - Accounting Policy
We classify a lease as a sales-type when the lease meets any of the following criteria at lease commencement:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•
The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•
The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; or

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
Revenue is recognized at commencement of the lease term of a sales-type lease. The present value of the lease payments is recognized as a finance receivable. The difference between the gross receivable and the present value of the receivable is unearned interest, which is recognized over time in the Consolidated Statements of Operations.
A lease is classified as an operating lease if the lease classification criteria (as described above) are not met. If we have offered our customers an operating lease arrangement, the contract consideration is recognized in the Consolidated Statements of Operations on a straight-line basis over the period of the lease.
Sales-type leases
Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as sales-type lease arrangements. If we have offered the customer a sales-type lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated Statement of Operations over the term of the lease contract using the effective interest method.
Operating leases
Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated Statement of Operations on a straight-line basis over the term of the lease contract.

Finance receivables
Finance receivables consist of receivables in relation to sales-type leases.
We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether an allowance for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay.
Income Taxes Intra-Entity Transfers of Assets Other Than Inventory
As of January 1, 2018, ASML adopted ASU 2016-16 Income taxes: "Intra-entity transfers of assets other than inventory". We applied a modified retrospective adoption with a cumulative effect adjustment to Retained earnings as of January 1, 2018. The most significant change in our accounting policy is that prepaid taxes as calculated using the purchaser’s rather than the seller’s tax jurisdiction (except for prepaid taxes arising from intra-entity transfers of inventory).
As of January 1, 2018, retained earnings decreased with EUR 85 million and other assets decreased with EUR 157 million whereas Deferred tax assets increased with EUR 74 million9. This impact mainly relates to a so-called bi-lateral advanced pricing agreement between the US and the Dutch tax authorities on a inter group transfer of intellectual property rights.
Classification of Certain Cash Receipts and Cash Payments
As of January 1, 2018, ASML adopted ASU 2016-15 "Classification of Certain Cash Receipts and Cash Payments". This accounting standard update provides guidance over certain cash flow issues. The guidance provided over distributions received from equity method investments allows for companies to make an accounting policy election to classify distributions received from equity method investees using the cumulative earnings approach or the nature of the distributions approach. ASML has elected to use the nature of distributions approach which results in our distributions received from Carl Zeiss SMT Holding GmbH & Co. KG to be classified as operating cash flows. This accounting policy election was applied retrospectively.

1	These financial statements are unaudited.

2	Numbers have been rounded for readers' convenience.

3
As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative figures for the three and twelve months ended have not been adjusted to reflect these changes in accounting policies.

4
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be anti-dilutive.

5	Lithography systems do not include metrology and inspection systems.

6
Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B and excluding the High-NA systems). Our Q3 2018 systems net bookings include 1 EUV system which was shipped in Q4 2018 to collaborative Research Center (imec). This system is not recognized in revenue.

7
The impact of the adoption of the new Revenue Recognition Standard (ASC 606) has been updated compared to the disclosed numbers in our previous Summary Consolidated Financial Statements to reflect a reclass from accounts receivable and other assets to contract assets.

8
The impact of the adoption of the new Leasing Standard (ASC 842) has been updated compared to the disclosed numbers in our previous Summary Consolidated Financial Statements to reflect a reclass from finance receivables to other assets.

9
The impact of the adoption of ASC 740 "Income taxes; Intra-entity transfers of assets other than inventory" has been updated compared to the disclosed numbers in our previous Summary Consolidated Financial Statements to reflect a reclass from other assets to retained earnings.

This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV and DUV revenue, gross margin, R&D and SG&A expenses, and target effective annualized tax rate for the first quarter of 2019, and expected financial results and trends for the full year 2019, including the expectation for continued growth in sales in 2019, with a stronger second half versus the first half, annual revenue opportunity in 2020 and growth potential through 2025, sales and profit targets for 2020, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, expected industry trends and expected trends in the business environment, including continued solid demand for shipments to China, expectations with respect to margins in 2019, including the expected recovery to historic levels by year end statements with respect to the commitment of customers to insert EUV into volume manufacturing by ordering systems, statements with respect to roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, statements with respect to the logic segment expected to be a growth driver, including its expected investment in technology transitions and production capacity for advanced nodes, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, progress supporting EUV ramp and improving consistency, productivity, and production and service capability enabling required volume as planned, including expected shipments (including expected EUV shipments in  2019 and expected availability of chips produced by EUV scanners to customers in 2019), statements with respect to the expected benefits of the introduction of the new DUV system and expected demand for such system, the expected benefits of the introduction of technologies from ASML’s Brion and HMI product groups, the expected benefits of the new options for the TWINSCAN XT:860M KrF scanner and of the Advanced Wafer Clamping System (AWACS), the expected negative impact of the fire at one of ASML’s suppliers on sales, including the expected recovery timeline, shrink being a key industry driver supporting innovation and providing long-term industry growth, technology innovation driving growth in the next years, Holistic Lithography enabling affordable shrink and delivering value to customers, DUV, EUV and Application products providing unique value drivers for ASML and its customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML well into the next decade, the intention to continue to return excess cash to shareholders through  growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the proposed dividend for the 2019 Annual General Meeting of Shareholders and the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to recover as planned or at all from the negative sales impact of the fire at one of our suppliers, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.